Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Pension Committee of the
American Woodmark Corporation Retirement Savings Plan:
We consent to the incorporation by reference in the registration statements No. 333-141621 and No. 333-186266 on Form S-8 of American Woodmark Corporation of our report dated June 29, 2017 with respect to the statements of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the American Woodmark Corporation Retirement Savings Plan.

/s/ KPMG LLP

McLean, Virginia
June 29, 2017